SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Scorpio Bulkers Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
Y7546A106

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

October 28, 2015

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y7546A106	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH EPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,810,931*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,810,931*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,810,931*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.57%*
14	TYPE OF REPORTING PERSON* PN, IA

*Reflects beneficial ownership as of October 28, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH EPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,810,931*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,810,931*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,810,931*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.57%*
14	TYPE OF REPORTING PERSON* PN, HC

*Reflects beneficial ownership as of October 28, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH EPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,810,931*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,810,931*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,810,931*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.57%*
14	TYPE OF REPORTING PERSON* OO, HC

*Reflects beneficial ownership as of October 28, 2015.

This Amendment No. 4 to Schedule 13D, dated October 28, 2015 (this “Amendment No. 4”), amends the Schedule 13D originally filed on June 10, 2015 (the “Original 13D”) by Monarch Debt Recovery Master Fund Ltd, Monarch Alternative Capital LP (“Monarch”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“Monarch GP”), as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2015, Amendment No. 2 to Schedule 13D filed on July 30, 2015 and Amendment No. 3 to Schedule 13D filed on August 18, 2015 (the Original 13D, as amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”).  This Amendment No. 4 is being filed on behalf of Monarch, MDRA GP and Monarch GP (collectively, the “Reporting Persons”).  This Amendment No. 4 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”).  Monarch is the investment advisor to a variety of funds (any such funds, as applicable, collectively, the “Funds”).  The Reporting Persons are filing this Amendment No. 4 to amend Items 3, 4, 5 and 7 of the Schedule 13D as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:
The Funds expended an aggregate of approximately $166,229,038.37 of their own investment capital in direct transactions with the Issuer and in open market transactions to acquire the 39,810,931 shares of Common Stock held by them.
Item 4.  Purpose of the Transaction
Item 4 is hereby amended by adding thereto the following:
On October 28, 2015, Monarch sent a letter (the “October Letter”) to the independent members (the “Independent Directors”) of the Company’s board of directors (the “Board”) in light of the Company’s lack of responsiveness to the steps Monarch had outlined three months before, on July 28, in its previous letter to the Independent Directors.  In the October Letter, Monarch reemphasized the critical need for new independent directors who are chosen in consultation with the Company’s largest shareholders and noted that the Board is replete with shipping experience but lacks expertise in corporate governance, M&A, and financial markets transactions.  Accordingly, Monarch presented to the Independent Directors, in the October Letter, two very strong candidates, Kurt Cellar and Jim Nish, for immediate addition to the Board and for subsequent nomination and support by the Board for election at the Company’s 2016 annual general meeting.  Neither Mr. Cellar nor Mr. Nish is affiliated with Monarch, and Monarch requested in the October Letter that the Independent Directors meet with them and introduce them to other large shareholders.
The October Letter contains the following biographical information for Mr. Cellar and Mr. Nish:
Kurt M. Cellar
Since January 2008, Mr. Cellar has been a consultant and board member to companies in a variety of industries as well as a private investor.  From 1999 to 2008, Mr. Cellar worked for the hedge fund Bay Harbour Management, L.C.  He was partner and portfolio manager from 2003 until his departure.  During his tenure at Bay Harbour, the fund won many investor awards including The Absolute Return “Hedge Fund of the Year” award in 2006.  Mr. Cellar is currently a director of Angiotech Pharmaceuticals Inc., Edison Mission Energy, Hawaiian Telcom Holdco Inc. (NASDAQ: HCOM), Home Buyers Warranty Corporation, Six Flags Entertainment (NYSE: SIX), and US Concrete Inc. (NASDAQ: USCR).  He currently serves as the Chairman of the Audit Committee for Six Flags Entertainment Corp., serves as a member of the Audit and Nominating and Governance committees for Hawaiian Telecom Holdco, Inc. and co-chairs the board of Angiotech Pharmaceuticals Inc.  Since joining the boards of Hawaiian Telcom, US Concrete, and Six Flags, the equity has appreciated by 34%, 471% and 685%, respectively.  From 2011 through 2014 Mr. Cellar served as a director of Horizon Lines, Inc. and chaired the Nominating and Governance committee.  In addition, he served on the transaction committee that negotiated the sale of the company to Matson Inc. (NYSE:MATX) and the Pasha Group.  From 2009 through 2010, Mr. Cellar served as a director of RCN Corporation, and from 2007 to 2010, he served as a director for The Penn Traffic Company.

James B. Nish
Mr. James B. Nish, also known as Jim, has 28 years of experience in investment banking serving clients across a variety of international industrial manufacturing markets. From 2008 to 2012, he led the Mid-Cap Corporate Investment Banking team at J.P. Morgan Chase. Prior to that, he served as the Head of the Industrial Manufacturing Group at Bear Stearns, where he worked for 22 years. His experiences centered on helping mid-sized companies accelerate their growth through mergers, acquisitions, and capital market transactions. He has been an Independent Director of Gibraltar Industries, Inc. since July 2015.  Mr. Nish is a Certified Public Accountant and is an Adjunct Professor at Baruch College and Pace University, where he teaches both Undergraduate Business School and MBA program courses.
A copy of the October Letter is attached hereto as Exhibit 99.3 and incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:
(a)            Each of Monarch, MDRA GP and Monarch GP indirectly beneficially own 39,810,931 shares of Common Stock.  Such shares represent 11.57% of the 343,962,937 shares of Common Stock outstanding.  The percentages used herein and in the rest of this Amendment No. 4 are calculated based upon a number of outstanding shares consisting of 343,962,937 shares of Common Stock reported as outstanding in the Company’s Form 6-K, dated as of October 1, 2015 (the “Form 6-K”).  None of the individual Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)            Monarch, MDRA GP and Monarch GP share voting and dispositive power over 39,810,931 shares of Common Stock held directly by the Funds with each applicable Fund directly holding such shares.

Item 5(c) is hereby amended by adding thereto the following:

During the sixty (60) day period preceding the filing of this Amendment No. 4, the Funds have acquired shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share
September 9, 2015	200,000	$1.60
September 10, 2015	50,000	$1.57
September 15, 2015	20,000	$1.59
September 16, 2015	4,200	$1.59
September 24, 2015	200,000	$1.58
September 25, 2015	200,000	$1.56
September 28, 2015	100,000	$1.55
September 28, 2015	65,900	$1.54
September 29, 2015	180,000	$1.46
September 29, 2015	168,500	$1.47
September 30, 2015	10,000	$1.43
October 12, 2015	100,000	$1.49
October 12, 2015	50,000	$1.47
October 13, 2015	120	$1.46
October 16, 2015	11,200	$1.45
October 16, 2015	50,000	$1.46
October 19, 2015	100,000	$1.46
October 21, 2015	95,400	$1.45
October 26, 2015	183,600	$1.42
October 27, 2015	50,000	$1.36

Item 7.  Material to be filed as Exhibits
Item 7 is hereby amended by adding thereto the following:
Exhibit 99.3 – Letter from Monarch to the independent members of the Board of Directors of the Company, dated October 28, 2015.
[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 28, 2015	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

Dated: October 28, 2015	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: October 28, 2015	MONARCH GP LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member